

December 4, 2009

W. Pierce Carson
President
Santa Fe Gold Corporation
1128 Pennsylvania NE
Albuquerque, NM 87110

> **Re:** **Santa Fe Gold Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **File No. 333-163112**
> **Filed November 27, 2009**

Dear Mr. Carson:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Exhibit 5.1

1.   We note the statement that the opinion "may not be relied upon by any other person without our prior written consent." Please obtain and file a revised legal opinion that does not include the implication that investors are not entitled to rely on the opinion.

Closing Comments

Please amend your application in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Jakes Jordaan
         (303) 333-9113